SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (“Amendment No. 10”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 10 is being filed to reflect certain updates as reflected below:

Item 2.	Identity and Background of Filing Person.

(a)	Item 2 of the Statement is hereby amended and supplemented by adding the following new paragraph after the last paragraph in the subsection titled “Offer”:

On January 30, 2015, Dollar General filed a final amendment to the Schedule TO to report that Dollar General and Offeror withdrew the Offer. The Offer expired at 5:00 p.m., New York City time, on January 30, 2015. At the expiration of the Offer, certain conditions to the Offer were not satisfied and Dollar General and Offeror did not waive these conditions. No Shares were purchased by Dollar General or Offeror in the Offer.

Item 4.	The Solicitation or Recommendation.

(a)	Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs after the last paragraph in the subsection titled “Background of the Offer”:

On January 30, 2015, Dollar General filed a final amendment to the Schedule TO to report that Dollar General and Offeror withdrew the Offer. The Offer expired at 5:00 p.m., New York City time, on January 30, 2015. At the expiration of the Offer, certain conditions to the Offer were not satisfied and Dollar General and Offeror did not waive these conditions. No Shares were purchased by Dollar General or Offeror in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

	By:	/s/ James C. Snyder, Jr.
	Name:	James C. Snyder, Jr.
	Title:	Senior Vice President,
General Counsel and Secretary

Dated: January 30, 2015